March 23, 2006

John Reynolds, Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Mail Stop 3561

Re:	Energy Infrastructure Acquisition Corp. Form S-1 Registration Statement File No. 333-131648

Dear Mr. Reynolds:

On behalf of our client, Energy Infrastructure Acquisition Corp., a Delaware corporation (the “Company”), we hereby file for your review three (3) copies of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement (the “Registration Statement”) on Form S-1. Amendment No. 1 responds to the comments set forth in the Staff’s letter to the Company, dated March 9, 2006 (the “Staff’s Letter”).

In order to facilitate your review of Amendment No. 1, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 1.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Response
General Comments
1.	On a supplemental basis, attached hereto as Annex A is a chart which provides the information requested by the Staff.
2.

Based on the public offering market for blank-check companies coupled with the business experience and background of the Company’s officers and directors, the underwriters believe that they will be able to raise approximately $150 million for the Company. The amount held in trust is solely a factor of: (i) the gross proceeds of the offering and an off-shore private placement pursuant to Regulation S (“Regulation S”) under the Securities Act of 1933, as amended (the “Regulation S Placement”), less the expenses of the offering and the Regulation S Placement, and (ii) the amount the Company’s underwriters believe potential investors in the offering would require to be held in trust to protect their initial investment. The Company respectfully notes that the determination of the offering size and amount to be placed into trust remains more arbitrary than in traditional public offerings and is based largely on estimates.

The Company has also included a new risk factor on page 9 addressing the arbitrary nature of the offering size, per unit pricing, warrant terms and the amount placed in trust as compared to an operating company. We supplementally note that, we have been advised that neither the Company, its affiliates, nor any unrelated third party, has taken any action as of the date hereof, including prior to the Company’s incorporation on August 11, 2005, or undertaken any diligence, evaluation, discussion (formal or informal), negotiation and/or similar activity with respect to a business combination involving the Company. We are further advised that the Company and its affiliates will not take any action or undertake any diligence, evaluation, discussion (formal or informal), negotiation and/or similar activity with respect to a business combination with the Company until the Company completes the initial public offering (the “IPO”) contemplated by the Registration Statement.

John Reynolds, Assistant Director March 23, 2006 Page 2

3.

Pursuant to Section 3.26 of the proposed Underwriting Agreement, to be filed by amendment as Exhibit 1.1 to the Registration Statement, the Company will covenant and agree with Maxim Group LLC, as representative of the several underwriters, that it will not seek to amend or modify provisions (A) through (E) of Article Sixth (“Article Sixth”) of the Company’s Amended and Restated Certificate of Incorporation (the “Certificate”) prior to a business combination. The Company believes that such contractual obligation is fully enforceable under New York law. In addition, the disclosure has been revised throughout the Registration Statement to reflect that the Company (i) views the business combination procedures stated in Article Sixth prior to a business combination, and the prospectus included in the Registration Statement, as obligations to the investors (ii) will not propose to amend Article Sixth and (iii) views such disclosure as terms of the securities being offered under the federal securities laws. The Company has included disclosure under the heading, “Description of Securities ― Amendments to our Certificate of Incorporation” on page 60 accordingly.

4.

Upon consummation of the IPO, a total of $150,000,000 will be deposited into the trust account. The Staff’s understanding is correct in that of this amount, up to $148,417,460 will be available to the Company for the purpose of effecting a business combination, and up to $1,582,540 will be paid to the underwriters if a business is consummated, but will be forfeited by the underwriters if a business combination is not consummated. We direct the Staff’s attention to “Prospectus Summary ― The Offering ― Offering proceeds to be held in trust” on page 4 of the Registration Statement and to other sections of the Registration Statement where we have added additional disclosure for clarification purposes.

John Reynolds, Assistant Director March 23, 2006 Page 3

5.

The Company as revised the disclosure throughout the Registration Statement to clarify that the Regulation S Placement will be made to Mr. Sagredos, or his nominees that are not “U.S. Persons” (as such term is defined under Regulation S), and that such Regulation S Placement will otherwise be made in accordance with Regulation S.

6.

Prior to effectiveness, the Staff will be provided with NASD confirmation, either in a letter or by telephone call, that the NASD has finished its review and has no objections to the underwriting terms and arrangements in the IPO.

7.	The disclosure on the facing page to the Registration Statement has been revised in accordance with the Staff’s comment.
8.

The Company has revised the disclosure on pages 6 and 41 and included a cross reference to the risk factor entitled “Our existing stockholders, including our officers and directors, control a substantial interest in us and thus may influence certain actions requiring stockholder vote” on page 41. In addition, the Company has revised the disclosure throughout the Registration Statement to clarify that the shares contained in the units sold in the Regulation S Placement, and purchased in the offering and in the aftermarket, shall be voted in favor of any business combination proposed by the Company’s management and brought before the Company’s stockholders for their approval.

Table of Contents
9.

We have been advised by Maxim Group LLC that it first began using the designations "Business Combination Company" and "BCC" in connection with the initial public offering of Star Maritime Acquisition Corp. in November 2005. Maxim Group LLC has further advised us that it has not filed an application with the United States Patent and Trademark Office with respect to either of these marks, but believes that it has obtained certain common law rights by virtue of its use of them.

Prospectus Summary
10.	The term “formidable” has been deleted from the text in accordance with the Staff’s comment.
11.	The Company has clarified the disclosure on page 2 of the Registration Statement in accordance with the Staff’s comment.

John Reynolds, Assistant Director March 23, 2006 Page 4

Private Placement
12.	The Company has revised the disclosure on page 2 in accordance with the Staff’s comment.
13.	The Company has revised the disclosure pages 3 and 56 in accordance with the Staff’s comment.
Additional Issuable Shares
14.

The Company has restructured this transaction. Mr. Sagredos will not be receiving shares of common stock following a business combination subject to our common stock reaching certain volume weighted average trading prices. Rather, pursuant to the Stock Option Agreement to be filed by amendment as Exhibit 10.15., Mr. Sagredos, will be granted an assignable option to purchase up to an aggregate of 3,000,000 shares (the “Bonus Compensation”), which option shall vest in four equal quarterly installments of 750,000 shares, with the first installment vesting on the date of expiration of the three-month period immediately following consummation of a business combination. The Company directs the Staff’s attention to pages 2, 12, 20-21, 31, 53 and 60 for a more detailed discussion of the Bonus Compensation.

15.	The Company has defined the meaning of the “specified threshold amount” in accordance with the Staff’s comment on pages 4 and 5.
16.

The Company has revised the disclosure to clarify that the holders of the shares included in the units sold in the Regulation S Placement will vote such shares in favor of a business combination brought to stockholders for their approval. The Company’s refers the Staff to the following statement appearing on page 6: “We will proceed with a business combination only if a majority of the shares of common stock voted by the holders in this offering and the private placement are voted in favor of the business combination and public stockholders owning less than 30.0% of the total number of shares sold in this offering and the Regulation S private placement exercise their redemption rights…” The calculation of the 30.0% threshold pivots off of the number which is equal to the sum of the total number of shares sold in this offering and the Regulation S Placement. It is important to note that even though the Regulation S Placement stock is included for the purposes of such calculation, such shares do not have any redemption rights, and as addressed above, they will be voted in favor of a business combination.

John Reynolds, Assistant Director March 23, 2006 Page 5

Summary Financial Data
17.	The Company has revised the disclosure in footnote 2 to clarify that the $10.00 payable to a redeeming stockholder includes $.10 per share of contingent underwriter compensation.
18.	The Company has revised the disclosure on page 8 in accordance with the Staff’s comment.
19.	The Company has revised the disclosure on pages 10 and 46 in accordance with the Staff’s comment.

Risk Factors
20.

The Company has revised the disclosure on page 10 to indicate that the percentage of beneficial ownership for purposes of allocating their personal liability of the members of management will be measured immediately prior to the consummation of the IPO (but following the Regulation S Placement).

21.	The Company has revised the disclosure on page 11 in accordance with the Staff’s comment.
22.	The Company has revised the disclosure on page 14 in accordance with the Staff’s comment.
Risks associated with our acquisition of a target business in the energy industry
23.	The Company has revised the risk factor disclosure under this heading in accordance with the Staff’s comment.
24.	The Company has deleted risk factor 30 referred to in the Staff’s Letter in accordance with the Staff’s comment.
Risks associated with this offering
25.

As previously indicated in Response 14 above, the Company has agreed to issue the Bonus Compensation to Mr. Sagredos in the form of options. The Company considers the obligation to issue the Bonus Compensation to Mr. Sagredos to be stock-based compensation which is not deemed to be a derivative financial instrument under FASB Statement 133 paragraph 11(b). As a result, it is not an off-balance sheet transaction either. The Company has included a discussion of the Bonus Compensation on page 31.

26.	The Company has deleted risk factor 49 referred to in the Staff’s Letter in accordance with the Staff’s comment.

John Reynolds, Assistant Director March 23, 2006 Page 6

Use of Proceeds
27.	The Company has revised the disclosure on page 24 in accordance with the Staff’s comment.
28.

The Company has revised the disclosure on pages 25 and 26 to clarify that the Company may draw, from time to time at the Company’s discretion, the interest earned on the trust in excess of the net proceeds of the offering and the Regulation S Placement (and exclusive of any underwriting discount held for the benefit of Maxim Group LLC and the several underwriters). Furthermore, the disclosure has been revised to clarify that the specified threshold amount is designed to allow for sufficient interest to accrue in order to make up for the shortfall from a $10.00 per share liquidation value created by the exercise of the underwriters’ over-allotment option (whether in whole or in part). Accordingly, if the underwriters were to exercise their over-allotment option in full, the Company would be obligated to permit $450,000 of interest to accrue prior to drawing any funds from the trust account. In addition the Company has re-filed a revised draft of Exhibit 10.8 with Amendment No. 1.

29.	The Company has revised the disclosure on page 25 in accordance with the Staff’s comment.
30.

The Company hereby advises the Staff that the $412,699 portion of the underwriter’s placement fee will be paid in four equal quarterly installments from interest earned on the trust account. In addition, the Company has revised the disclosure in footnote 4 to the Use of Proceeds section to clarify that the $412,699 of placement fees is not included in the tabular disclosure. Furthermore, the Company has included an appropriate cross reference in accordance with the Staff’s comment.

31.

The Company has revised the disclosure on page 26 to clarify that, as discussed above, the concept of the “specified threshold amount” has been incorporated in order to ensure that stockholders maintain a $10.00 per share liquidation value whether or not the underwriters exercise their over-allotment option in full.

John Reynolds, Assistant Director March 23, 2006 Page 7

Dilution
32.

The Company respectfully submits that the text of footnote 2 beneath the tabular disclosure clearly states that the dilution calculation excludes the underwriter’s discount. Consequently, the Company believes that no additional disclosure is necessary.

33.

The Company excluded these offering costs from net tangible book value prior to the offering because these costs reflect payments which have been paid to professionals, which are not otherwise recoverable and, therefore, are not an asset to the Company.

34.

The Company excluded the $0.10 per share of contingent underwriting discount from the dilution calculation because the pro forma net tangible book value is calculated in order to communicate to a prospective investor the total dollar amount held in the trust account that may be paid to redeeming stockholders in connection with the consummation of a business combination. In the event of business combination, the balance of the contingent underwriting discount not paid to redeeming stockholders will be paid to the underwriters. Therefore, the Company did not believe it was proper to include such amount in the pro forma tangible book value calculation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Proposed Business
35.	The Company has revised the disclosure on page 32 in accordance with the Staff’s comment.
Overview of Transportation Sector
36.	The Company has revised the disclosure on page 33 in accordance with the Staff’s comment.
37.	The Company has revised the disclosure on pages 33 and 34 in accordance with the Staff’s comment.
We have not identified a target business
38.	The Company has revised the disclosure on page 38 in accordance with the Staff’s comment.
Sources of target businesses
39.	The Company has revised the disclosure on page 38 in accordance with the Staff’s comment.
Fair market value of a target business
40.	The Company has deleted the sentence regarding the evaluation of a potential holding company.

John Reynolds, Assistant Director March 23, 2006 Page 8

Limited ability to evaluate the target business’ management
41.	The Company has revised the disclosure on page 38 in accordance with the Staff’s comment.
Redemption Rights
42.

The Company has revised the disclosure on pages 41 and 42 to clarify that for every 29 shares redeemed, the Company’s existing stockholders will surrender one (1) share for cancellation, up to an aggregate of 158,254 of their shares. In addition, the Company has added a cross reference to the disclosure on page 29 under the heading, “Dilution.”

Competition
43.	The Company has deleted the term “vessels” and replaced it with “operating businesses.”
44.	The Company has added a cross reference to the disclosure on page 43 in accordance with the Staff’s comment.
Facilities
45.

Allan Schwartz will replace Schwartz & Weiss, P.C., as the person providing office space to the Company. We are advised that the Company is not aware of any reportable affiliations between the Company and Allan Schwartz that is not otherwise disclosed in the Registration Statement.

Employment
46.

The Company respectfully submits that management cannot reasonably estimate the number of hours that its members will devote to the Company’s affairs. Thus, no revision to the text under this heading has been made with respect to this subject matter.

Management
47.

The Company has reviewed the public filings of American Energy Group Ltd. (“AEG”) and discussed with Mr. Sagredos his involvement with AEG. Mr. Sagredos has represented to the Company that (i) he was solely a Director of AEG during its fiscal year 2002 and (ii) he has not, at any time, served AEG, as an officer, or in any other capacity. Based upon our search of court records, AEG filed for Bankruptcy under Chapter 11 on June 28, 2002. Item 401(f)(1) of Regulation S-K (“Item 401(f)(1)”) specifically requires disclosure in the event that the subject Director was an executive officer of the corporation filing a petition under the federal bankruptcy laws at or within two years before the time of fling. As previously mentioned, Mr. Sagredos has never been an executive officer of AEG. In addition, Mr. Sagredos has advised us that he did not exert a material influence over AEG’s affairs at any time, including when he was a Director. Accordingly, in view of such factors, and the brief nature of his Mr. Sagredos’ relationship with AEG, the Company respectfully submits that such relationship is not material to an investor in this offering in connection with an evaluation of Mr. Sagredos’ ability or integrity as an officer and director of the Company, or otherwise material in making an investment decision.

John Reynolds, Assistant Director March 23, 2006 Page 9

48.	The Company has revised the disclosure on page 47 in accordance with the Staff’s comment.
Executive Compensation
49.	The Company has revised the disclosure on pages 25 and 50 in accordance with the Staff’s comment.
Conflict of Interest
50.	The Company has revised the disclosure on page 51 in accordance with the Staff’s comment.
51.	The Company has revised the disclosure on page 51 in accordance with the Staff’s comment.
52.	The Company has revised the disclosure on page 51 in accordance with the Staff’s comment.
53.	The Company has revised the disclosure on page 51 in accordance with the Staff’s comment.
Principal Stockholders
54.	The Company has revised the disclosure on page 52 in accordance with the Staff’s comment.
55.

As a matter of supplemental disclosure, Section 173 of the Delaware General Corporation Law provides for, among other things, the payment of stock dividends. In addition, Section 8.2 of the Company’s By-laws permit the declaration of dividends. There are no provisions in our Amended and Restated Certificate of Incorporation precluding the payment of stock dividends. Any such action with respect to the declaration of stock dividends would be within the discretion of the Company’s Board of Directors. Accordingly, the Company does not believe that in the event it elected to effect a stock dividend, such anti-dilutive provisions would be necessary.

John Reynolds, Assistant Director March 23, 2006 Page 10

Description of Securities
56.	The Company has revised the disclosure on page 56 in accordance with the Staff’s comment.
Underwriting
57.

The Company will issue such shares to the Maxim Group LLC as deferred underwriting contingent compensation. The issuance of such shares will be accounted for as a $1,500,000 charge to the cost of the offering and there will be a credit to capital. The Company has revised the disclosure throughout the Registration Statement, where appropriate, in order to reflect the shares as issued and outstanding upon consummation of the offering.

58.	A currently dated consent has been included in Amendment No.1 and the Company notes the requirements of Article 3 of Regulation S-X and will update the financial statements if necessary.
59.

The Disclosure throughout the Registration Statement has been modified to reflect that the Bonus Compensation will be in the form of stock options. In addition, disclosure has been specifically added to the Management’s Discussion and Analysis of Financial Condition Section on Page 32 reflecting how the Company will account for the grant of such options, as well as the issuance of the 150,000 shares to Maxim Group LLC, including the corresponding estimated fair value of each of such transactions. In addition, with respect to the grant of options, Risk Factor number 42 has been revised, as well as footnote 7 to the financial statements.

60.

The Company has filed Exhibit A to each of exhibits 10.1 through 10.7 (the “Insider Letters”). The Company respectfully submits that the Exhibit B (D&O Questionnaire) to each of the Insider Letters should not be filed as they contain detailed personal information (e.g., home addresses) regarding each of the officers and directors of the Company and such exhibits are not material to an understanding of the substance of the Insider Letters or the securities being sold in the offering.

John Reynolds, Assistant Director March 23, 2006 Page 11

61.

Section 4 of the Placement Unit Agreement filed as Exhibit 10.13 to Amendment No.1 reflects that to the extent shares sold in the Regulation S Placement (the “Reg S Shares”) are held by each of the signatories thereto, such Reg S Shares shall be voted in favor of a business combination as described in the Registration Statement. Furthermore, subsection (A) of Article Sixth to the Company’s Certificate states that approval of a business combination requires that a majority of the shares cast at the meeting to approve a business combination are voted for the approval of such business combination. Since the shares included in the units sold in the Regulation S Placement have identical voting rights as those sold in the offering, the shares of common stock included in such units are entitled to be cast at a meeting, and therefore, shall be included in the majority of votes calculation. The Company have revised the disclosure throughout the Registration Statement to clarify this point.

62.

The Registration Statement has been revised on pages 4-5 and 25 to include a discussion of the manner in which the Income Threshold is calculated. The term “income” in the context of the defined term “Income Threshold” is being used loosely to represent the additional amount of interest income that is necessary in order to increase the amount in the trust account to a liquidation value of $10.00 per share, in the event the underwriters exercise their over-allotment option.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4902, or my colleague, Gustavo A. Pauta, Esq., at (212) 407-4129.

Sincerely,

/s/ Beth B. Neuhaus, Esq.
Beth B, Neuhaus, Esq. Partner

cc (w/o enclosures):
Marios Pantazopoulos Energy Infrastructure Acquisition Corp. Mitchell S. Nussbaum, Esq. Loeb & Loeb LLP

ANNEX A

FIRM COMMITMENT OFFERINGS
FOR BLANK CHECK COMPANIES
AS OF MARCH 26, 2006

				Status of Offering
Name	Securities Act Form	SEC File No.	Date of Effectiveness	Amount Escrowed ($)(1)	Business Combination
Loeb & Loeb LLP:
Great Wall Acquisition Corporation	S-1	333-110906	March 17, 2004	$20,400,000	No
China Mineral Acquisition Corporation	S-1	333-115999	August 24, 2004	$20,400,000	No
Star Maritime Acquisition Corp.	S-1	333-125662	December 15, 2005	$188,675,000	No
Argyle Security Acquisition Corp.	S-1	333-126569	January 24, 2006	$28,130,000	No
Stone Arcade Acquisition Corp.	S-1	333-124601	August 15, 2005	$110,854,000	No
Inter American Acquisition Group, Inc.	S-1	333-125558	Registration Filed 12/9/05	—	—
Vector Intersect Security Acquisition Corp.	S-1	333-127644	Registration Filed 11/7/05	—	—
Phoenix India Acquisition Corp.	S-1	333-128008	Registration Filed 3/3/06	—	—
Shine Media Acquisition Corp.	S-1	333-127093	Registration Filed 9/20/05	—	—

				Status of Offering
Name	Securities Act Form	SEC File No.	Date of Effectiveness	Amount Escrowed ($)(1)	Business Combination
Maxim Group LLC
Millstream Acquisition Corp.	S-1	333-105388	August 25, 2003	$17,850,000	Yes - Nations Health Corp.
International Shipping Enterprises, Inc.	S-1	333-119719	December 10, 2004	$156,465,000	Yes - Navios Maritime Holdings Inc.
Chardan China Acquisition Corp.	S-1	333-111970	March 16, 2004	$17,850,000	Yes - Origin Agritech Limited
Trinity Partners Acquistion Co. Inc.	S-1	333-115319	July 29, 2004	$6,565,000	No
CEA Acquisition Corp.	S-1	333-110365	February 12, 2004	$17,850,000	Yes - etrails Worldwide Inc.
Rand Acquisition Corp.	S-1	333-117051	October 27, 2004	$20,640,000	No
Great Wall Acquisition Corporation	S-1	333-110906	March 17, 2004	$20,400,000	No
Tremisis Energy Acquisition Corp.	S-1	333-113583	May 12, 2004	$28,490,000	No
Sand Hill IT Security Acquisition Corp.	S-1	333-114861	July 25, 2004	$18,360,000	No
Chardan China Acquisition Corp. II	S-1	333-125016	August 2, 2005	$25,835,000	No
Key Hospitality	S-1	333-125009	October 20, 2005	$43,495,000	No
Coconut Palm Acquisition	S-1	333-125105	September 8, 2005	$54,250,000	No

2

				Status of Offering
Name	Securities Act Form	SEC File No.	Date of Effectiveness	Amount Escrowed ($)(1)	Business Combination
Ad.Venture Partners, Inc.	S-1	333-124141	August 25, 2005	$50,380,000	No
Ithaka Acquisition	S-1	333-124521	August 17, 2005	$45,050,000	No
Chardan China Acquisition Corp. III	S-1	333-125018	August 2, 2005	$25,835,000	No
Healthcare Acquisition Corp.	S-1	333-124712	July 28, 2005	$64,980,000	No
Juniper Partners Acquisition Corp. - A Units Juniper Partners Acquisition Corp. - B Units	S-1	333-123050	July 13, 2005	$12,625,000	No
Fortress America	S-1	333-123504	July 13, 2005	$37,660,000	No
Israel Tech Acquisition Corp.	S-1	333-123331	July 12, 2005	$31,200,000	No
Services Acquisition Corp. International	S-1	333-122812	June 29, 2005	$109,800,000	No
Courtside Acquisition Corp	S-1	333-124380	June 30, 2005	$63,720,000	No
KBL Healthcare Acquisition Corp. II	S-1	333-122988	April 21, 2005	$42,400,000	No
Terra Nova Acquisition Corp.	S-1	333-122439	April 18, 2005	$24,816,000	No
Mercator Partners Acquisition Corp.	S-1	333-122303	April 11, 2005	$46,460,000	No
Ardent Acquisition Corp.	S-1	333-121028	February 24, 2005	$31,200,000	No
Coastal Bancshares Acquisition Corp.	S-1	333-122830	February 13, 2005	$24,768,000	No

3

				Status of Offering
Name	Securities Act Form	SEC File No.	Date of Effectiveness	Amount Escrowed ($)(1)	Business Combination
Millstream II Acquisition Corp.	S-1	333-119937	December 17, 2004	$20,640,000	No
China Unistone Acquisition Corp.	S-1	333-117639	November 18, 2004	$15,300,000	No
Arpeggio Acquisition Corp.	S-1	333-114816	June 24, 2004	$30,840,000	No
Star Maritime Acquisition Corp.	S-1	333-125662	December 15, 2005	$188,675,000	No
China Mineral Acquisition Corporation	S-1	333-115999	August 24, 2004	$20,400,000	No
Affinity Media International Corp.	S-1	333-128707	Registration Filed 2/23/06	—	—
Alpha Security Group Corp.	S-1	333-127999	Registration Filed 2/3/06	—	—

(1)	Does not reflect amounts escrowed upon the exercise of the underwriters over-allotment option.

Except for their involvement with Energy Infrastructure Acquisition Corp. (“EIAC”), none of the officers or directors of EIAC, nor any of their affiliates, is involved in any firm commitment offering for a blank check company.

4